SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-5865

Full title of the plan and the address of the plan, if different from that of the issuer name below:

Gerber Scientific, Inc. and Participating Subsidiaries
401(k) Maximum Advantage Program and Trust
As Amended and Restated Effective January 1, 1999 (the "Plan")

  Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT 06074

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Plan are being filed herewith:

The following exhibit is being filed herewith:

Exhibit No.	Description	Page No.

23	Consent of Independent Auditors

GERBER SCIENTIFIC, INC.
AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Table of Contents

Page
Independent Auditors' Report	1

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4

Schedule

Schedule H, Line 4i Schedule of Assets (Held at End of Year)	10

Note:   The schedules of reportable transactions, non-exempt transactions, investment assets both acquired and disposed of within the plan year, loans or fixed income obligations, and leases in default or classified as uncollectible, required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, are not applicable.

Independent Auditors' Report

The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
   401(k) Maximum Advantage Program and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
May 23, 2003

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Statement of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Mutual Funds, at fair value:
BGI Standard & Poor's 500 Stock Fund	$13,509,234	$17,279,204
BGI Asset Allocation Fund	9,639,565	11,575,823
Merrill Lynch Retirement Reserves Money Market Fund	8,701,164	10,360,405
Dreyfus Founders Growth Fund	4,074,996	5,893,902
Davis NY Venture (A) Fund	2,566,075	3,326,511
BGI Bond Index Fund	4,185,807	3,003,359
Templeton Foreign (A) Fund	1,259,483	1,278,645
Employer Stock Fund, at fair value:
Gerber Scientific, Inc. Stock Fund	1,008,513	1,833,110
Collective Investment Fund, at fair value:
International Equity Fund	715,333	893,694
Loans Receivable from Plan Participants, at fair value	1,407,804	1,633,878
	47,067,974	57,078,531
Less: Payable to recordkeeper (note D)	(8,011)	(16,734)
Net assets available for plan benefits	$47,059,963	$57,061,797
	=========	=========

See accompanying notes to financial statements.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(9,379,346)	$(7,880,558)
Interest and dividends	779,818	2,577,267
Interest on participant loans	123,257	163,303
	(8,476,271)	(5,139,988)
Contributions:
Plan participants	4,165,199	4,717,052
Employer	888,953	1,066,657
Total investment income (loss) and contributions	(3,422,119)	643,721
Benefits paid to participants	(6,556,435)	(6,701,894)
Administrative fees	(23,280)	(30,767)
Total benefits and expenses	(6,579,715)	(6,732,661)
Net decrease in net assets	(10,001,834)	(6,088,940)
Net assets available for benefits at beginning of year	57,061,797	63,150,737
Net assets available for benefits at end of year	$47,059,963	$57,061,797
	=========	=========
See accompanying notes to financial statements.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Notes to Financial Statements
December 31, 2002 and 2001

(A) Description of the Plan

The following brief description of the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust (the "Plan") is provided for general information purposes only and reflects the Plan's provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan's provisions.

(1) General

The Plan is a defined contribution plan sponsored by Gerber Scientific, Inc. and Participating Subsidiaries (the "Company") and was established effective January 1, 1985. It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2) Purpose

The purpose of the Plan is to encourage employee savings and to provide a facility for accumulation of funds to be used to provide benefits upon an employee's retirement, death, disability, termination of employment, or certain other circumstances.

(3) Administration

The Board of Directors of Gerber Scientific, Inc., which has the authority to administer the Plan, has delegated the duties of Plan Administrator to a Committee consisting of Company employees. The Committee interprets and applies Plan provisions, makes final determinations concerning eligibility, benefits, and rights under the Plan, furnishes individual benefits statements to Participants, and files such reports as may be required by law.

(4) Eligibility

Employees of the Company become eligible to participate in the Plan on the first day of employment.

(5) Employee Contributions

An eligible employee becomes a Participant by authorizing the Company to reduce the Participant's eligible pay and make a corresponding "pre-tax" or "after-tax" contribution to the Plan. Eligible pay is defined as base pay, overtime pay, commissions, and bonus pay. "Pre-tax" contributions may range from 2% to 100% of eligible pay and "after-tax" contributions may range from 1% to 100% of eligible pay. A Participant may change or suspend contributions by providing written notice to the Company.

"Pre-tax" contributions are deducted from taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. "After-tax" contributions do not reduce taxable wages and thus are subject to current income taxation.

Under Internal Revenue Service regulations, annual compensation limit for Plan purposes was $200,000 in 2002 and $170,000 in 2001, and the maximum "pre-tax" contribution per Participant was limited to $11,000 in 2002 and $10,500 in 2001.

In June 2002, the Company announced that participants could no longer contribute funds to the Gerber Scientific, Inc. Stock Fund.

(6) Employer Contributions

The Company matches 50% of the first 6% of eligible pay that a Participant contributes on a "pre-tax" basis, subject to a maximum annual Company contribution of $1,200 per Participant for 2002 and 2001.

(7) Investment of Contributions and Participants' Accounts

A separate accounting is maintained in the name of each Participant, reflecting contributions by the Participant, amounts contributed by the Company under the Plan on the Participant's behalf, investment earnings or losses, loans, withdrawals, or other distributions, and expenses, if any, charged against such account. The amount of benefit available to each Participant at any point in time depends solely upon the value of the Participant's own account.

A Participant directs the investment of his/her account. These investment funds are managed by a variety of investment managers. The investment funds offered to participants during Plan years ended December 31, 2002 and 2001 were:

a. The BGI Standard & Poor's 500 Stock Fund, which is comprised of investments in common stock and attempts to achieve the same rate of return as the Standard & Poor's 500 Composite Stock Price Index. The Fund attempts to do this by holding nearly all of the 500 common stocks that the Index measures;

b. The BGI Asset Allocation Fund, which uses a computer model to allocate its investments among common stocks, U.S. Treasury bonds, and money market instruments. The computer model allocates and reallocates investments among these asset classes based upon estimates of their relative risk and rates of return;

c. The Merrill Lynch Retirement Reserves Money Market Fund, which is comprised of investments in short-term money market instruments, including U.S. Government securities, bank certificates of deposit, bankers' acceptances, commercial paper and repurchase agreements;

d. The Dreyfus Founders Growth Fund, which invests primarily in common stock and other equity securities of U.S. companies;

e. The Davis New York Venture (A) Fund, which invests primarily in common stock and other equity securities of U.S. companies and in securities of foreign issuers or securities which are principally traded in foreign markets;

f. The BGI Bond Index Fund, which is comprised of fixed-income securities issued by the U.S. Government and investment grade corporations and attempts to achieve the same rate of return as the Lehman Brothers Government/Corporate Bond Index by holding nearly all of the 5,000 fixed-income securities that the Index measures;

g. The Templeton Foreign (A) Fund, which invests primarily in stocks and debt obligations of companies and governments outside the U.S.;

h. The Gerber Scientific, Inc. Stock Fund (offered through July 2002), is comprised primarily of the common stock of Gerber Scientific, Inc. and a nominal component of money market instruments; and

i. The International Equity Fund, which invests in securities traded outside the United States and excludes securities of U.S. companies. The Fund invests in substantially the same stocks and the same percentages as comprise the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index.

The Plan permits a Participant to change the investment allocation of future contributions and the investment allocation of the Participant's existing account. There is no limit on the number of changes that may be made.

(8) Vesting

A Participant is at all times 100% vested in the Participant's "pre-tax" contributions, "after-tax" contributions, "rollover" contributions, and the Company contributions on the Participant's behalf.

(9) Withdrawals and Loans

The Plan allows the distribution, or the deferral of distribution, of an account at the end of the Participant's career with the Company. However, the Plan makes provision for hardship and non-hardship withdrawals and for loans, subject to current Internal Revenue Service regulations.

Hardship withdrawals are permitted to meet a financial hardship resulting from qualifying medical expenses, educational expenses, funeral expenses, the purchase of a primary residence, or the loss of a primary residence through eviction or mortgage foreclosure. Hardship withdrawals require approval of the Committee. Non-hardship withdrawals may be made only from a Participant's "after-tax" contributions or "rollover" contributions and may be made for any reason.

Loans may be drawn against a Participant's account, subject to a $500 minimum and a $50,000 maximum, and may not exceed 50% of the Participant's account balance. Loan repayments are redeposited in the Participant's account in accordance with the Participant's current investment allocation for contributions. Any outstanding loan balance not repaid at termination of employment is treated as a taxable distribution. As of December 31, 2002 interest rates on outstanding loans ranged from 4.75 % to 10.98%.

(10) Payment of Benefits

Distributions from the Plan are paid either in a lump sum cash payment or a portion paid in a lump sum and the remainder paid later. Unless a Participant elects otherwise, distributions are payable upon the termination of employment. If a Participant's total account balance is greater than $5,000, the Participant (or in the event of death, the Participant's designated beneficiary) has the right to defer the distribution.

Upon the death of a Participant, the designated beneficiary, or the Participant's estate if no beneficiary is designated, is entitled to 100% of the Participant's account.

(11) Taxation

Income taxes are deferred on "untaxed funds" in a Participant's account. Untaxed funds consist of "pre-tax" contributions, Company contributions, net investment earnings, and loan interest repaid. Upon distribution, such untaxed funds become taxable. Untaxed funds received as a loan are not subject to income taxes. "After-tax" contributions which are distributed are not taxable, but investment earnings on "after-tax" contributions are taxable when distributed.

(B) Summary of the Plan's Significant Accounting Policies

(1) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits as of and for the plan years ended December 31, 2002 and 2001.

(2) Trust Funds Held and Managed

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") served as the Plan's recordkeeper for Plan years ended December 31, 2002 and 2001.

The Plan's investments at December 31, 2002 and 2001 were held in trust by Merrill Lynch Trust Company, FSB and were invested in mutual funds, a collective investment fund and an employer stock fund managed by various investment managers. Investments were recorded by Merrill Lynch on a trade date basis. For the Plan years ended December 31, 2002 and 2001, the investment in and the changes in these investment funds were reported to the Plan by Merrill Lynch as determined based on quoted market values for all assets of the funds.

(3) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities.

(4) Payments of Benefits

Benefits are recorded when paid.

(C) Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,
	2002	2001
Investments, at fair value:
BGI Standard & Poor's 500 Stock Fund	$13,509,234	$17,279,204
BGI Asset Allocation Fund	9,639,565	11,575,823
Merrill Lynch Retirement Reserves Money Market Fund	8,701,164	10,360,405
Dreyfus Founders Growth Fund	4,074,996	5,893,902
Davis NY Venture (A) Fund	2,566,075	3,326,511
BGI Bond Index Fund	4,185,807	3,003,359

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the years ended December 31, as follows:

	2002	2001
Mutual funds	$(8,050,982)	$(7,921,791)
Common stock	(1,159,369)	301,010
Common collective trust	(168,995)	(259,777)
	$(9,379,346)	$(7,880,558)
	=========	=========

(D) Administrative Expenses and Related Party Transactions

Costs of establishing and administering the Plan, such as legal fees, consulting fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses which are included in the financial statements represent loan maintenance fees charged against the accounts of participants with outstanding loan balances and account maintenance fees charged to non-active participants. At December 31, 2002 and 2001, the Plan owed Merrill Lynch $8,011 and $16,734, respectively, which primarily represented loan maintenance fees and account maintenance fees not yet collected from the Plan assets.

(E) Amendment and Termination

Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, the Company has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of Participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be non-forfeitable.

(F) Federal Income Tax Status of the Plan

In February 2002, the Company amended the Plan to be in accordance with GUST laws and regulations. As a result, the Company applied for and received a new tax determination letter dated June 6, 2002 from the Internal Revenue Service that the Plan constitutes an employees' trust that is exempt from taxation and that the Company may deduct for income tax purposes the amounts contributed by it to the trust fund.

It is the intention of the Company that the Plan remain qualified and exempt under Sections 401(a) and 501(a) of the Code and meet the requirements of Section 401(k) of the Code. The Company may authorize any modification or amendment of the Plan that is deemed necessary or appropriate to maintain the qualification and exemption of the Plan within the requirements of Section 401(a) and 501(a) of the Code, or any other applicable provision of the Code as now in effect or hereafter amended or adopted.

Schedule H, Line 4i GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST Schedule of Assets (Held at End of Year) December 31, 2002

	Description of investment,
	Including maturity date, rate of
Identity of issue, borrower,	Interest, collateral, par, or	Current
lessor, or similar party	maturity value	value
BGI Standard & Poor's 500 Stock Fund	Mutual Fund, 126,598 shares	$13,509,234
BGI Asset Allocation Fund	Mutual Fund, 1,175,557 shares	9,639,565
*ML Retirement Reserves Money Market Fund	Mutual Fund, 8,701,164 shares	8,701,164
Dreyfus Founders Growth Fund	Mutual Fund, 544,786 shares	4,074,996
Davis NY Venture (A) Fund	Mutual Fund, 122,544 shares	2,566,075
BGI Bond Index Fund	Mutual Fund, 412,801 shares	4,185,807
Templeton Foreign (A) Fund	Mutual Fund, 151,562 shares	1,259,483
*Gerber Scientific, Inc. Stock Fund	Employer Stock Fund, 542,211 shares	1,008,513
International Equity Fund	Common/Collective Trust, 62,475 shares	715,333
*Participant Loans	Participant Loans, 4.75% - 10.98%	1,407,804
		$47,067,974
		========
*-Represents a party-in-interest.

See accompanying notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 1999

(Registrant)

Date: June 26, 2003	By: /s/ Anthony L. Mattacchione
Anthony L. Mattacchione Member of the Committee duly authorized to administer the Plan